________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 3

                              -------------------

                              NCS HEALTHCARE, INC.
                       (Name of Subject Company (Issuer))

                                 OMNICARE, INC.
                             NCS ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                                      AND

                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                              PETER LATERZA, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 OMNICARE, INC.
                         100 EAST RIVERCENTER BOULEVARD
                           COVINGTON, KENTUCKY 41011
                           TELEPHONE: (859) 392-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                             MORTON A. PIERCE, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 259-8000
                              -------------------

                           CALCULATION OF FILING FEE

              Transaction Valuation*                               Amount of Filing Fee
                   $91,816,869                                          $18,363.37

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 18,460,599 shares of the class A common stock, par value $0.01, of NCS HealthCare, Inc. (the 'Company'), representing all of the outstanding shares of such class as of July 28, 2002 (less 1,000 shares of such class owned by Omnicare, Inc.), (ii) 5,255,210 shares of the class B common stock, par value $0.01, of the Company, representing all of the outstanding shares of such class as of July 28, 2002, (iii) 2,422,724 shares reserved for issuance upon the exercise of outstanding options to purchase class A common stock and (iv) 94,858 shares reserved for issuance upon the exercise of outstanding options to purchase class B common stock. The number of outstanding shares and shares reserved for issuance upon the exercise of options is contained in the Current Report on Form 8-K filed by the Company on July 30, 2002.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $18,363.37     Filing party: Omnicare, Inc.
Form or Registration No.: SC TO        Date Filed: August 8, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [x] third-party tender offer subject to Rule 14d-1

    [ ] issuer tender offer subject to Rule 13e-4

    [ ] going private transaction subject to Rule 13e-3

    [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

________________________________________________________________________________

            This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on August 8, 2002 (the "Schedule TO") by Omnicare, Inc., a Delaware corporation ("Omnicare"), and NCS Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Omnicare. The Schedule TO relates to a tender offer by Purchaser to purchase all of the outstanding shares of class A common stock, par value $0.01 per share, and class B common stock, par value $0.01 per share, of NCS HealthCare, Inc. (the "Company") for a purchase price of $3.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as hereby or hereafter amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 5.     Past Contracts, Transactions, Negotiations and Agreements.

            Section 11 ("Background of the Offer") of the Offer to Purchase is hereby amended by adding the following to the end of such Section:

            On August 15, 2002, Omnicare sent the following letter to the Company and made its contents public:



                            [LETTERHEAD OF OMNICARE, INC.]

                                                     August 15, 2002



BY FACSIMILE AND OVERNIGHT COURIER
----------------------------------

Board of Directors
NCS HealthCare, Inc.
3201 Enterprise Parkway
Suite 220
Beachwood, Ohio 44122

Gentlemen:

As stated in our letter to you dated August 8, 2002, in an effort to quickly consummate a mutually beneficial transaction that will provide the greatest value to NCS and its stockholders, as well as NCS bondholders and other creditors, we are prepared to execute a merger agreement substantially identical to the NCS/Genesis Merger Agreement, except that the Omnicare merger agreement will reflect our $3.50 per share cash offer. A modified version of the NCS/Genesis Merger Agreement in a form that Omnicare is prepared to sign (the "NCS/Omnicare Merger Agreement") is attached to this letter.

The NCS/Omnicare Merger Agreement reflects a "one-step" merger transaction, which is the structure contemplated by the proposed NCS/Genesis transaction. As we have mentioned in our earlier letters, however, we are willing to discuss alternative transaction structures with you, including the use of a "two-step" transaction structure, which contemplates a tender offer followed by a back-end merger. In addition, as we have stated before, we are also willing to discuss, all other aspects of our proposal, including price and form of consideration. Under the Omnicare proposal, as we have stated, NCS bondholders and other creditors would be treated the same as they are proposed to be treated in the NCS/Genesis transaction.

As you will see, the NCS/Omnicare Merger Agreement has been modified to not only reflect Omnicare's $3.50 per share all-cash proposal, but also to remove the "break-up" fee provisions in the NCS/Genesis Merger Agreement and the references in the merger agreement to the voting agreements executed by Messrs. Outcalt and Shaw. Omnicare's proposal does not require that any stockholder sign a voting agreement or otherwise irrevocably lock-up their shares of NCS common stock. The NCS/Omnicare Merger Agreement also includes a "fiduciary-out," which would enable NCS to terminate the agreement if it receives a "Superior Proposal," as defined in the agreement.

Board of Directors
NCS HealthCare, Inc.
August 15, 2002
Page 2

As we have mentioned in our prior correspondence, Omnicare is in a position to quickly consummate a transaction with NCS. We believe that our proposal to purchase all of the outstanding shares of Class A common stock and Class B common stock of NCS for $3.50 per share in cash constitutes a "Superior Proposal" under the NCS/Genesis Merger Agreement. Consequently, you are now in a position to discuss Omnicare's proposal with Omnicare and its advisors. We believe that we can execute the NCS/Omnicare Merger Agreement prior to August 22, 2002, the date by which NCS has indicated that it will advise NCS stockholders of its position with respect to Omnicare's offer and reasons for its position.

We look forward to discussing our offer with you and setting up a schedule for finalizing the NCS/Omnicare Merger Agreement.



                                           Sincerely,


                                           /s/
                                           Joel F. Gemunder
                                           President and Chief Executive Officer


Attachment

ITEM 12.  Exhibits

         Item 12 is hereby amended and supplemented with the following information:


         Exhibit (a)(5)(A) Form of Agreement and Plan of Merger Proposed by Omnicare, Inc.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2002

                                          OMNICARE, INC.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              -------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Senior Vice President
                                                 and Chief Financial Officer

                                          NCS ACQUISITION CORP.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              ------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Vice President and Chief
                                                 Financial Officer

                                 EXHIBIT INDEX

(a)(1)(A)  Offer to Purchase dated August 8, 2002.*

(a)(1)(B)  Letter of Transmittal.*

(a)(1)(C)  Notice of Guaranteed Delivery.*

(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.*

(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.*

(a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.*

(a)(1)(G)  Summary Advertisement, published August 8, 2002.*

(a)(1)(H)  Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(I)  Complaint filed in the Chancery Court, New Castle County, Delaware on
           August 1, 2002.*

(a)(1)(J)  Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(K)  First Amended Complaint filed in the Chancery Court, New Castle
           County, Delaware on August 12, 2002.*

(a)(5)(A)  Form of Agreement and Plan of Merger proposed by Omnicare, Inc.

(b)(1)     Three-year, $495.0 million Credit Agreement, dated as of March 20, 2001, among
           Omnicare, Inc., as the Borrower, the Guarantors named therein and the lenders named therein, as the Lenders, Lehman Commercial Paper Inc., as a Syndication
           Agent, Sun Trust Bank, as a Documentation Agent, Deutsche Banc Alex. Brown, as
           a Documentation Agent, and Bank One, NA, with its main office in Chicago,
           Illinois, as the Administrative Agent. (Incorporated by reference to Exhibit
           99.3 of Omnicare's Current Report on Form 8-K filed with the Securities and
           Exchange Commission on March 23, 2001).

(c)        None.

(d)(1)     Confidentiality Agreement, dated August 29, 2001, between Omnicare, Inc. and
           NCS HealthCare, Inc.*

(e)        None.

(f)        None.

(g)        None.

(h)        None.

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* Previously filed.